

September 30, 2014

Via E-mail
José Antonio Álvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

>   **Re: Banco Santander, S.A.**
>   **Form 20-F for Fiscal Year Ended December 31, 2013**
>   **Filed April 29, 2014**
>   **File No. 1-12518**

Dear Mr. Álvarez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 123

Critical Accounting Policies, page 123

1.   Your disclosure on page 107 indicates that changes in Spanish law may impact your ability to recover the full balance of mortgage loans where the debtor is experiencing financial difficulty. Please revise your disclosure in future filings, either here or elsewhere as you deem appropriate, to explain how these changes impact your severity, exposure and probability of default assumptions. Additionally, discuss, and quantify where possible, the impact these changes have had on your provisions and allowance for loan losses.

Financial Condition, page 163

2.   We note your disclosure that the decrease in customer loans in 2013 "was mainly due to the domestic component as a result of the deleveraging process in Spain and the cancellation of the public sector financing pursuant to a government program to pay suppliers' pending invoices." In future filings, please describe in greater detail the government program cited and its impact on your business.

Quantitative and Qualitative Disclosures About Risk, page 235

Part 5 - Credit risk, page 243

5.3.2 Spain, page 245

3.   Given the continuing declines in the value of real estate in Spain, as well as the continuing impairment charges and losses caused by that decline in your loan loss and foreclosed property portfolio, please revise your tabular disclosure on page 246 in future filings to also reflect an updated loan-to-value measure. We note that you previously agreed to provide this disclosure in your correspondence filed on March 12, 2012. Therefore, please revise future filings to provide this disclosure, or tell us why this disclosure is no longer relevant.

Credit Risk Cycle, page 253

5.5.6 Recovery management, page 259

Forborne loan portfolio, page 260

4.   Please revise your disclosure in future filings to provide the following information regarding your forbearance program:
   • Clarify whether you have any limits on the number of times a borrower may request a modification of the terms of their loan. If not, please discuss how you consider multiple modifications in determining whether a loan has been renegotiated or refinanced.
   • We note in your correspondence filed with the Commission on March 11, 2013 that subsequent modifications to loans that were modified are not common but your disclosure on page 262 indicates that subsequent modifications are something you will consider if the previous modification did not lead to improvement in the customer's performance. Therefore, in future filings, separately disclose the balance of loans that have received multiple modifications from those that have received only one modification.

- Similarly, your disclosure on page 262 indicates that in the event that more than one modification is necessary, "more stringent classification/return-to-performing criteria" is used. Please revise future filings to disclose specifically the more stringent classification and return to performing criteria that are applied to these types of loans.

- As previously requested, and as represented in your correspondence filed with the Commission on March 11, 2013, revise future filings to discuss how you consider the level of loans needing more than one modification as well as the level of re-defaults of refinanced or renegotiated loans when determining the appropriate level of allowance for loan losses. If you believe this disclosure is no longer meaningful, please tell us why.

5. Your disclosure in your Form 6-K filed July 31, 2013 discussing your financial results for the six month period ended June 30, 2013 indicates that the change in the Bank of Spain's criteria for refinanced loans caused an increase in non-performing loans during the period. You further state that this was due to the requirement to classify some or all of these loans as doubtful. However, your discussion regarding the forborne loan portfolio discusses only the standard, substandard and impaired classifications. Please tell us and revise future filings to disclose, if appropriate, how these two disclosures relate to each other and clarify to us why there is no disclosure of the doubtful loan category within your 20-F. Clarify when a refinanced or renegotiated loan would be considered doubtful, similar to the disclosure regarding your other classifications on page 263, and quantify the balance of loans included in this classification. Please also tell us in more detail why reclassification of these loans did not have any additional impact on your provisions. For example, you have disclosure in the Form 6-K filed July 31, 2013 that indicated that you had already set aside provisions for EUR 340 million for these loans, in line with your internal policy, but it is unclear why this change in reclassification would not affect your internal policy for calculating loss provisions.

Part 7 - Liquidity and funding risk, page 294

7.2.2 Balance Sheet Analysis and Liquidity Risk Measurement, page 296

6. Please revise your future filings to disclose the weighted average of your structural liquidity surplus, if it differs or fluctuates materially from the period end balance. We note that you represented you would provide this disclosure in your correspondence filed with the Commission on October 5, 2012. Please also provide a summary of encumbered and unencumbered assets in a tabular format by balance sheet categories, including collateral received that can be rehypothecated or otherwise redeployed so that readers may understand the extent to which you maintain unrestricted assets that are available to support potential funding needs.

José Antonio Álvarez
Banco Santander, S.A.
September 30, 2014
Page 4

Notes to the Consolidated Financial Statements, page F-9

Note 2 - Accounting Policies, page F-19

i) Non-Current Assets Held For Sale and Liabilities Associated with Non-Current Assets Held For Sale, page F-49

7.   Please revise your future filings to disclose whether your policy for obtaining appraisals for properties outside of Spain is consistent with your policies disclosed here for properties inside Spain. If not, disclose the similar policies for obtaining appraisals for properties outside of Spain. Additionally, please revise future filings to disclose whether your collateral valuations for construction or development projects that are in process contemplate collateral values "as is" or "as complete/developed" consistent with your representation to provide this disclosure in your correspondence filed on October 5, 2012.

u) Assets Under Management and Investment and Pension Funds Managed by the Group, page F-60

8.   Please revise future filings to describe the criteria used for determining whether you have control over structured entities. We note your reference to Note 2.b.iv on page F-23 where you discuss that you determine which entities you control using internal criteria and procedures and taking into consideration the applicable legislation, but we could not locate the specific assumption and judgments regarding the criteria considered in concluding you either control or do not control certain structured entities.   Please refer to paragraphs 7-9 of IFRS 12.

Note 8 - Equity Instruments, page F-104

b) Changes, page F-105

9.   We note your disclosure regarding the investment in the Spanish Bank Restructuring Asset Management Company (Sareb), consisting of an approximate 17% equity stake and subordinated debt. We also note your disclosure on page 163 that appears to indicate that in 2013, you began to manage a separate unit for run-off real estate activity in Spain, which has a specialized management model, and includes stakes in real estate companies (Metrovacesa and Sareb). Clarify how you considered the factors in paragraph 7 of IFRS 10 when concluding that accounting for the investment in Sareb as an available for sale equity investment was appropriate. Please also address the following:
* Identify the relevant activities of Sareb, and clarify your management role in relationship to these activities. Tell us how you considered your management role in determining whether you have met the criteria in paragraphs 7(a) and 7(c) of IFRS 10.

- Discuss the nature and structure of any fee agreements you have entered into in connection with the management of Sareb and how you contemplated these fees in your conclusion to account for this investment as an available for sale security.
- Clarify the significance of gaining the ability to appoint two directors to the board of directors in light of the total number of seats on the board of directors.

Note 12 - Non-Current Assets Held for Sale, page F-115

10.   Your disclosure indicates that you realized EUR 99 million of losses related to sales of properties that had a valuation allowance of EUR 402 million. Please revise your disclosure beginning on page 243 to disclose how you considered the fact that you experienced losses on these properties that were approximately 25% in excess of your recorded provisions for these properties. As part of your response, please tell us whether you have made any changes to your appraisal process or types of appraisals obtained.

Note 27 - Tax Matters, page F-161

e) Deferred Taxes, page F-163

11.   Your disclosure on page 104 indicates that the tax laws in Spain have changed during the reported periods due to a number of new tax measures; however the tax rate used in the income tax reconciliation has remained the same. Please tell us how the tax measure changes disclosed on page 104 have impacted your tax rate for both the statutory and effective tax rates disclosed and clarify how these changes have impacted your financial results. If these changes did not materially impact your financial results, please clearly state that fact in similar disclosure in future filings when applicable.

12.   We note your disclosure that certain of your deferred tax assets may be considered monetizable tax assets due to a change in several countries' tax regimes. Please tell us how this mechanism works so that they remain realizable and not dependent on future income and therefore includable for regulatory capital purposes. Also, revise future filings to disclose the circumstances under which the deferred tax assets will convert into tax receivables.

Note 47 - Personnel Expenses, page F-193

(iv) Deferred Conditional Variable Remuneration Plan, page F-197

13.   We note your disclosure on page F-198 that participants in this plan receive payments in cash equal to the dividends paid on the deferred shares. Please tell us the following information regarding these instruments:
- Clarify whether you consider these shares as immediately vested or whether you believe that these shares are subject to service conditions for the purposes of applying the accounting policy disclosed on page F-58.

- If you believe these shares are immediately vested and not subject to service conditions, clarify how you consider these shares in your determination of earnings per share.
- If the shares are considered to be subject to service conditions and therefore not considered to be vested or outstanding until the date those service conditions are satisfied, please tell us whether the dividends required to be paid on these instruments during the vesting period are forfeitable. If not, tell us how you have applied the guidance in paragraphs A13 and A14 of IAS 33 when presenting your measure of earnings per share.

Form 6-K Filed May 1, 2014

Loan Loss Provisions, page 10

14.   You disclose on page 10 of the Form 6-K filed on May 1, 2014 that provisions were maintained in Poland and were higher in Mexico due to greater lending and the change to the expected loss in the commercial portfolio. In the same Form 6-K, you state that the Committee verified that the financial information presented therein was based on the same principles and practices as those used to draw up the annual financial statements. However, on page F-47 of your Form 20-F for the period ended December 31, 2013, your accounting policies indicate that you are determining your impairment provisions based on an incurred loss model. Therefore, please tell us and revise your future filings as applicable to specifically discuss how your change to an expected loss model for the commercial portfolios complies with the guidance in IAS 39, quantify the effect of the change to the expected loss model, and clarify whether the change was only made for certain commercial loan portfolios, or all of them.

15.   In your earnings call held on May 3, 2014, you noted you had higher provisioning at Santander Consumer USA (SCUSA) resulting from an upfront recognition of provisions based on "expected loss," which has a big impact in periods of strong growth of new lending. Also during the call, it was noted that provisions doubled in the United States, which was mainly in line with the rise of new lending at SCUSA "and due to the expected loss of one year." In your Form 6-K filed August 5, 2014, you disclosed the significant increase in provisions at SCUSA in recent quarters, and discussed how they were linked to SCUSA's growth in lending after signing the agreement with Chrysler. Additionally, you disclosed a substantially higher coverage ratio (282% at June 30, 2014) and that loan-loss provisions fell 8% in a comparison between Q1 and Q2 due to "SCUSA's lower needs." Please respond to the following:
- Clarify the references to "expected loss" it relates to the SCUSA loan portfolio and explain how this is methodology complies with the guidance in IAS 39.
- Explain in more detail why substantial growth in Q1 2014 drove the provision level so significantly in Q1 2014. For example, tell us in more detail whether there is a difference in allowance methodology for newly original loans versus more seasoned loans.

- Tell us how the consolidation of SCUSA in the first quarter of 2014 affected the required provision levels at SCUSA.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephanie J. Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3830 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director

cc: Nicholas A. Kronfeld
Davis Polk & Wardwell LLP